

April 1, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ING Groep N.V., under the Exchange Act of 1934:

- $750,000,000 4.858% Callable Fixed-to-Floating Rate Senior Notes due 2029
- $1,000,000,000 5.066% Callable Fixed-to-Floating Rate Senior Notes due 2031
- $1,000,000,000 5.525% Callable Fixed-to-Floating Rate Senior Notes due 2036
- $750,000,000 Callable Floating Rate Senior Notes due 2029

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com